Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Multi Packaging Solutions International Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G6331W109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6331W109	Schedule 13G	Page 1 of 21

1	Names of Reporting Persons The Carlyle Group L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,163,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,163,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,163,072
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 27.3%
12	Type of Reporting Person PN

CUSIP No. G6331W109	Schedule 13G	Page 2 of 21

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,163,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,163,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,163,072
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 27.3%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G6331W109	Schedule 13G	Page 3 of 21

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,163,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,163,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,163,072
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 27.3%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G6331W109	Schedule 13G	Page 4 of 21

1	Names of Reporting Persons Carlyle Holdings II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Québec
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,163,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,163,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,163,072
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 27.3%
12	Type of Reporting Person OO (Québec société en commandit)

CUSIP No. G6331W109	Schedule 13G	Page 5 of 21

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,163,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,163,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,163,072
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 27.3%
12	Type of Reporting Person PN

CUSIP No. G6331W109	Schedule 13G	Page 6 of 21

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,163,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,163,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,163,072
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 27.3%
12	Type of Reporting Person PN

CUSIP No. G6331W109	Schedule 13G	Page 7 of 21

1	Names of Reporting Persons CEP III Managing GP Holdings, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,163,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,163,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,163,072
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 27.3%
12	Type of Reporting Person OO (Cayman Islands Exempt Company)

CUSIP No. G6331W109	Schedule 13G	Page 8 of 21

1	Names of Reporting Persons CEP III Managing GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,163,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,163,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,163,072
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 27.3%
12	Type of Reporting Person PN

CUSIP No. G6331W109	Schedule 13G	Page 9 of 21

1	Names of Reporting Persons Carlyle Europe Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,163,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,163,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,163,072
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 27.3%
12	Type of Reporting Person PN

CUSIP No. G6331W109	Schedule 13G	Page 10 of 21

1	Names of Reporting Persons CEP III Participations S.à r.l. SICAR
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,163,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,163,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,163,072
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 27.3%
12	Type of Reporting Person OO (Luxembourg Limited Liability Company)

CUSIP No. G6331W109	Schedule 13G	Page 11 of 21

1	Names of Reporting Persons CEP III Chase S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,163,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,163,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,163,072
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 27.3%
12	Type of Reporting Person OO (Luxembourg Limited Liability Company)

CUSIP No. G6331W109	Schedule 13G	Page 12 of 21

1	Names of Reporting Persons Chase Manco, G.P. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (United Kingdom Limited Company)

CUSIP No. G6331W109	Schedule 13G	Page 13 of 21

1	Names of Reporting Persons Chase Manco, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. G6331W109	Schedule 13G	Page 14 of 21

ITEM 1. (a)	Name of Issuer:

Multi Packaging Solutions International Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Clarendon House,

2 Church Street

Hamilton, Bermuda HM 11

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group L.P.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

CEP III Managing GP Holdings, Ltd.

CEP III Managing GP, L.P.

Carlyle Europe Partners III, L.P.

CEP III Participations S.à r.l. SICAR

CEP III Chase S.à r.l. (“CEP III”)

Chase Manco, G.P. Limited

Chase Manco, L.P.

(b)	Address or Principal Business Office:

The address for each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P and CEP III Managing GP Holdings, Ltd. is c/o Walkers, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address for each of CEP III Participations S.à r.l. SICAR and CEP III is c/o The Carlyle Group, 2, avenue Charles de Gaulle, L -1653 Luxembourg, Luxembourg. The address for each of Chase Manco, G.P. Limited and Chase Manco, L.P. is 1st and 2nd Floors, Elizabeth House, Les Ruettes Brayes, St. Peter Port, Guernsey. The address of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

CUSIP No. G6331W109	Schedule 13G	Page 15 of 21

(c)	Citizenship of each Reporting Person is:

Carlyle Group Management L.L.C., The Carlyle Group L.P. and Carlyle Holdings II GP L.L.C. are organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandit. CEP III Managing GP, L.P., Carlyle Europe Partners III, L.P., Chase Manco, G.P. Limited and Chase Manco, L.P. are organized under the laws of the United Kingdom. CEP III Participations S.à r.l. SICAR and CEP III are organized under the laws of Luxembourg. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Common shares, $1.00 par value per share (“Common Shares”).

(e)	CUSIP Number:

G6331W109

ITEM 3.

Not applicable.

CUSIP No. G6331W109	Schedule 13G	Page 16 of 21

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Shares of the Issuer as of December 31, 2016, based upon 77,452,946 Common Shares outstanding as of November 4, 2016.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Group Management L.L.C.	21,163,072	27.3%	0	21,163,072	0	21,163,072
The Carlyle Group L.P.	21,163,072	27.3%	0	21,163,072	0	21,163,072
Carlyle Holdings II GP L.L.C.	21,163,072	27.3%	0	21,163,072	0	21,163,072
Carlyle Holdings II L.P.	21,163,072	27.3%	0	21,163,072	0	21,163,072
TC Group Cayman Investment Holdings, L.P.	21,163,072	27.3%	0	21,163,072	0	21,163,072
TC Group Cayman Investment Holdings Sub L.P.	21,163,072	27.3%	0	21,163,072	0	21,163,072
CEP III Managing GP Holdings, Ltd.	21,163,072	27.3%	0	21,163,072	0	21,163,072
CEP III Managing GP, L.P.	21,163,072	27.3%	0	21,163,072	0	21,163,072
Carlyle Europe Partners III, L.P.	21,163,072	27.3%	0	21,163,072	0	21,163,072
CEP III Participations S.à r.l. SICAR	21,163,072	27.3%	0	21,163,072	0	21,163,072
CEP III Chase S.à r.l.	21,163,072	27.3%	0	21,163,072	0	21,163,072
Chase Manco, G.P. Limited	0	0%	0	0	0	0
Chase Manco, L.P.	0	0%	0	0	0	0

CEP III and Chase Manco, L.P. are the record holders of 21,163,072 and 0 Common Shares, respectively.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of CEP III Managing GP Holdings, Ltd., which is the general partner of CEP III Managing GP, L.P., which is the general partner of Carlyle Europe Partners III, L.P., which is the sole shareholder of CEP III Participations, S.à r.l., SICAR, which is the sole shareholder of CEP III, which is the sole shareholder of Chase Manco, G.P. Limited, which is the general partner of Chase Manco L.P.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. G6331W109	Schedule 13G	Page 17 of 21

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. G6331W109	Schedule 13G	Page 18 of 21

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2017

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CUSIP No. G6331W109	Schedule 13G	Page 19 of 21

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CEP III MANAGING GP HOLDINGS, LTD.

By:	/s/ David Pearson
Name:	David Pearson
Title:	Manager

CEP III MANAGING GP, L.P.
By: David S. Pearson, for and on behalf of CEP III Managing GP Holdings, Ltd. as general partner of CEP III Managing GP, L.P.

By:	/s/ David Pearson
Name:	David Pearson

CARLYLE EUROPE PARTNERS III, L.P.
By: David S. Pearson, for and on behalf of CEP III Managing GP Holdings, Ltd. as general partner of CEP III Managing GP, L.P., as GP of Carlyle Europe Partners III, L.P.

By:	/s/ David Pearson
Name:	David Pearson

CEP III PARTICIPATIONS S.À R.L. SICAR
Represented by Andrew Howlett-Bolton, as Manager and authorized representative of CEP III Managing GP Holdings, Ltd., Manager

By:	/s/ Andrew Howlett-Bolton
Name:	Andrew Howlett-Bolton

CUSIP No. G6331W109	Schedule 13G	Page 20 of 21

CEP III CHASE S.À R.L.
Represented by David Garcelan, as Manager and authorized representative of CEP III Managing S.à r.l., Manager

By:	/s/ David Garcelan
Name:	David Garcelan

CHASE MANCO, G.P. LIMITED

By:	/s/ Zeina Bain
Name:	Zeina Bain
Title:	Director

CHASE MANCO, L.P.
By: Chase Manco, G.P. Limited, its general partner

By:	/s/ Zeina Bain
Name:	Zeina Bain
Title:	Director

CUSIP No. G6331W109	Schedule 13G	Page 21 of 21

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 12, 2016).